07025029

Garanti

RECEIVED

2007 JUL 10 A 9:01

July 02, 2007

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

On June 28th 2007, Garanti secured US$600 million through a Diversified Payment Rights securitization transaction. The issue, rated by S&P and Moody's, comprises of four tranches. The first three tranches, wrapped to AAA / Aaa by Ambac Assurance Corporation, Financial Guaranty Insurance Company and XL Capital Assurance, have a total size of US$550 million with 10 years maturity. The fourth tranche, rated BBB- / Baa2, is issued on an unwrapped basis and has a size of US$50 million with 8 years maturity.

The Diversified Payment Rights are US Dollar, Euro and GBP denominated payment orders created via SWIFT MT 103 or similar payment orders accepted by Garanti. Diversified Payment Rights are derived primarily from Garanti's trade finance and other corporate businesses and are paid through foreign depositary banks.

Together with this last transaction the outstanding securitization portfolio of Garanti has reached an amount of US$3.4 billion.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Regards,

Garanti Bank

Oğuz Aslaner
Vice President
Corporate Strategy, Business Development
& Investor Relations

Hande Tunaboylu
Vice President
Corporate Strategy, Business Development
& Investor Relations

END